                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                      Liberty Term Trust, Inc., 1999 (LTT)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    531282101
                                 (CUSIP Number)

                           George W. Karpus, President
                         Karpus Management, Inc. d/b/a/
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 14, 1998
             (Date of Event which requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.[x]


                                  (Page 1 of 4)

                                 SCHEDULE 13D

CUSIP No. 531282101                                           Page 2 of   Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D.# 16-1290558
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [ ]
     (b) [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER

                         736,200 shares
   NUMBER OF
    SHARES           8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING        9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH               736,200 shares

                    10.  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     736,200 shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.98%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7
--------------------------------------------------------------------------------

ITEM 1   Security and Issuer
         Common Stock
         Liberty Term Trust Inc., 1999 ("LTT")
         Federated Investors Tower
         Pittsburgh, Pennsylvania 15222
ITEM 2   Identity and Background

         a) Karpus Management, Inc., d/b/a Karpus Investment Management
            ("KIM")
            George W. Karpus, President, Director, and controlling stockholder JoAnn Van Degriff, Vice President and Director
            Sophie Karpus, Director
         b) 14 Tobey Village Office park
            Pittsford, New York 14534
         c) Principal business and occupation - Investment Management for individuals, pension, and profit sharing plans,
            corporations, endowments, trusts, and others, specializing in conservative asset management (i.e. fixed income
            investments).
         d) None of George W. Karpus, JoAnn VanDegriff or Sophie
            Karpus ("the Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
         e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which
            any of them is subject to a judgment, decree, or final
            order enjoining future violations of or prohibiting or
            mandating activities subject to , federal or state
            securities laws or finding any violation with respect to
            such laws.
         f) Each of the Principals is a United States citizen. KIM is a New York corporation.
ITEM 3   Source and Amount of Funds or Other Considerations
         KIM, an independent investment adviser, has accumulated
         736,200 shares of LTT on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney,
         which represents 14.98% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.
ITEM 4   Purpose of Transaction
         KIM has purchased Shares for investment purposes. Being
         primarily a conservative, fixed income manager, with a
         specialty focus in the closed end fund sector, the profile of
         LTT (being a short term investment grade fund scheduled to terminate on or by December 31, 1999) fit the investment
         guidelines for various Accounts.
ITEM 5   Interest in Securities of the Issuer
         a) As of the date of this Report, KIM owns 736,200 shares
            which represent 14.98% of the outstanding Shares.
            Principal, Sophie Karpus, owns 700 shares purchased on
            July 24, 1995 at a price of $7.375. KIM owns 2,000 shares
            purchased on July 24, 1995 at a price of $7.375.
         b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.
         c) Open market purchases in the last 60 days for the Accounts.
                    PRICE PER                                        PRICE PER
DATE      SHARES    SHARE                   DATE         SHARES      SHARE
  10/5/98       500        8.75                 10/22/98       4,100      8.6875
  10/6/98       600        8.75                 10/23/98       1,500      8.6875
  10/8/98      2000      8.6875                 10/26/98         400      8.6875
  10/9/98      1300      8.6875                 10/27/98         600      8.6875
 10/12/98       700      8.6875                 11/20/98        -500       8.812
 10/19/98     2,000        8.75                 11/24/98       -1000        8.75
 10/19/98     2,400      8.6875                 11/25/98        -200        8.81
 10/21/98     8,000        8.75                 11/25/98        -400        8.75
 10/21/98     1,000      8.6875                 11/30/98        -500       8.812
         There have been no dispositions and no acquisitions, other than by such open market purchases, during such period.

         The Accounts have the right to receive all dividends from, and any proceeds from the sale of, the Shares. None of the Accounts has an interest is Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understanding, or Relationships with Respect to the Issuer Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the LTT securities.

ITEM 7   Materials to be Filed as Exhibits
         Not applicable

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
                                            Karpus Management, Inc.

December 14, 1998                           By:/s/ George W. Karpus
-----------------                              -------------------------------
                                                        Signature

                                               George W. Karpus, President
                                               ---------------------------
                                                        Name / Title